22nd Century Group, Inc.

321 Farmington Road

Mocksville, NC 27028

(336) 940-3769

June 9, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Eranga Dias

Re:	22nd Century Group, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2025
File No. 001-36338

Ladies and Gentlemen:

On behalf of 22nd Century Group, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2025 (the “Comment Letter”), concerning the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 6, 2025 (the “Preliminary Proxy Statement”). In addition, we are filing herewith an Amendment No. 2 Revised Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 2 Revised Preliminary Proxy Statement”) to reflect amendments to the Revised Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Revised Preliminary Proxy Statement filed June 6, 2025

1.	We note your response to prior comment 4 and reissue in part. Please revise the “Possible Effects of the Proposal” sections in proposals 7 and 8 to reinsert the deleted disclosure that the warrants could have a reduced exercise price which could result in substantial dilution to stockholders. In addition, where you state that the issuance would result in the “issuance of over 20% of the Company’s outstanding shares of common stock on a pre-transaction basis,” please provide the actual percentages of the Company’s outstanding shares that could be issued on a pretransaction basis.

Response: The Company has revised the Preliminary Proxy Statement to clarify the potentially substantial dilution to stockholders as a result of a reduced exercise price or zero exercise price exercise. Additionally, the Company has added the actual percentages of the Company’s outstanding shares that could be issued on a pre-transaction basis. Please see proposals 7 and 8 of Amendment No. 2 Revised Preliminary Proxy Statement.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (213) 926-1580 or the Company’s outside counsel at Foley Lardner LLP at (904) 868-1200. Thank you in advance for your prompt attention to this matter.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Jonathan Staffeldt
Jonathan Staffeldt
General Counsel

cc:	John J. Wolfel of Foley Lardner, LLP